Exhibit 99.1
1Q2020 Operating Results of Shinhan Financial Group

On April 24, 2020, Shinhan Financial Group released its operating results for 1Q2020. The following tables reflect the key figures of which we announced through a fair disclosure. The full IR presentation materials are available on following URL (www.shinhangroup.com).

The financial information, in this report, has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		1Q 2020	4Q 2019	QoQ Change (%)	1Q 2019	YoY Change (%)
Revenue*	Specified Quarter	18,930,867	7,510,153	152.07	11,706,096	61.72
	Cumulative	18,930,867	43,859,083	-	11,706,096	61.72
Operating Income	Specified Quarter	1,257,391	908,735	38.37	1,310,335	-4.04
	Cumulative	1,257,391	5,046,250	-	1,310,335	-4.04
Income before Income Taxes	Specified Quarter	1,276,582	758,614	68.28	1,322,544	-3.48
	Cumulative	1,276,582	4,911,508	-	1,322,544	-3.48
Net Income	Specified Quarter	949,540	557,565	70.30	965,832	-1.69
	Cumulative	949,540	3,642,384	-	965,832	-1.69
Net Income Attributable to Controlling Interest	Specified Quarter	932,400	507,514	83.72	918,359	1.53
	Cumulative	932,400	3,403,497	-	918,359	1.53

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2020	4Q 2019	QoQ Change (%)	1Q 2019	YoY Change (%)
Revenue*	Specified Quarter	10,239,322	2,888,102	254.53	5,880,595	74.12
	Cumulative	10,239,322	23,145,476	-	5,880,595	74.12
Operating Income	Specified Quarter	827,834	650,602	27.24	852,459	-2.89
	Cumulative	827,834	3,263,303	-	852,459	-2.89
Income before Income Taxes	Specified Quarter	828,898	469,975	76.37	847,787	-2.23
	Cumulative	828,898	3,076,910	-	847,787	-2.23
Net Income	Specified Quarter	626,607	352,780	77.62	618,180	1.36
	Cumulative	626,607	2,329,268	-	618,180	1.36
Net Income Attributable to Controlling Interest	Specified Quarter	626,531	352,918	77.53	618,107	1.36
	Cumulative	626,531	2,329,192	-	618,107	1.36

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2020	4Q 2019	QoQ Change (%)	1Q 2019	YoY Change (%)
Revenue*	Specified Quarter	1,090,948	904,732	20.58	962,417	13.36
	Cumulative	1,090,948	3,892,257	-	962,417	13.36
Operating Income	Specified Quarter	164,399	128,787	27.65	163,688	0.43
	Cumulative	164,399	684,108	-	163,688	0.43
Income before Income Taxes	Specified Quarter	164,693	128,452	28.21	163,289	0.86
	Cumulative	164,693	676,756	-	163,289	0.86
Net Income	Specified Quarter	126,293	97,876	29.03	121,500	3.94
	Cumulative	126,293	509,033	-	121,500	3.94
Net Income Attributable to Controlling Interest	Specified Quarter	126,537	97,709	29.50	122,193	3.56
	Cumulative	126,537	508,800	-	122,193	3.56

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues